As filed with the Securities and Exchange Commission on July 12, 1999


                                                  Registration No. 0-25507

================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                AMENDMENT NO. 1

                                       TO
                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                              ---------------------

                                  iPARTY CORP.
                 (Name of Small Business Issuer in its Charter)

        Delaware                           7373                  13-401 2236
----------------------------   ----------------------------  -------------------
(State or other jurisdiction   (Primary Standard Industrial   (I.R.S. Employer
    of incorporation or        Classification Code Number)   Identification No.)
       organization)

                         41 East 11th Street, 11th Floor
                            New York, New York 10003
                                 (212) 331-1225
          -------------------------------------------------------------
          (Address and telephone number of principal executive offices)

                              ---------------------

Securities to be registered under Section 12 (b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

     Title of Each Class                     Name of Each Exchange on Which
     to be so Registered                     Each Class is to be Registered
     -------------------                     ------------------------------
     Common Stock, par value $0.001                OTC Bulletin Board

================================================================================

                                     PART I

Special Note Regarding Forward-Looking Statements.



Some of the statements contained in or incorporated by reference in this Form 10-SB discuss the Company's plans and strategies for its business or state other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. The Company assumes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. These forward-looking statements reflect the current views of the Company's management; however, various risks, uncertainties and contingencies could cause the Company's actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including, without limitation, the following: the success or failure of the Company's efforts to implement its business strategy, the Company's ability to market and brand successfully its on-line party planning concept, changes in the fulfillment partners and other on-line affiliates, changes in consumer demand, changes in general economic conditions, changes in technology, the rate of acceptance of the Internet as a marketing and commercial vehicle, and competition in the Internet party supply and planning business.


Item 1.  Description of Business.


         iParty Corp., a Delaware corporation (the "Company") is a development stage company that intends to become the premier brand in the on-line party industry and the leading resource on the Internet for consumers seeking party goods, party services, party planning advice and information, and personalized video greetings called "StarGreetings" from celebrities. The Company's web site, www.iparty.com (the "Site"), was launched in February 1999.


         From children's birthday parties to weddings, from Super Bowl parties to Halloween, the Company intends to make it easy and convenient for the party giving consumer to select themes, make comprehensive plans, and purchase all of the goods and services for a successful event. The Company's operational goal is to provide a simple, seamless transaction process for the consumer. When the consumer comes to the Site, the consumer will be able to select a theme, fill a virtual shopping basket with goods and services, and pay for everything at one time at the check-out screen. Once the order has been placed, the consumer will be notified of the order's status via e-mail. The consumer will also be able to dial the Company's toll-free number, 1-800-4iParty, to talk to a customer service representative who is knowledgeable about the Company's products.


         Although the consumer will interact only with the Company, the actual fulfillment will come from a network of strategic partners, vendors, or subcontractors. These strategic partners will ship direct to the consumer. Typically, the strategic partners will be catalog companies and/or established direct marketing merchants.

         In furtherance of this strategy, on July 8, 1999 the Company entered into a product fulfillment agreement with Taymark, one of the largest direct marketer's of party supplies in the United States. Pursuant to the agreement, the Company will utilize Taymark's inventory and fulfillment services to deliver merchandise ordered on the Site, or through a toll-free telephone number, directly to consumers. Taymark will purchase the Company's inventory and, in addition, the Company will integrate Taymark's inventory into the Site's store-front. Taymark will provide Company customers with customer service through a toll-free telephone number


         The initial term of the agreement runs through December 31, 2002 and it may be renewed by the Company under certain circumstances. The agreement contains certain restrictions on competition by Taymark. Nothing in the agreement prohibits the Company fulfilling orders placed on the Site directly or through third-parties.


         The Company has engaged OrderTrust to process credit card payments for orders placed on the Site. Under this agreement, the Company pays OrderTrust a transaction fee for each order processed by OrderTrust, and has agreed to pay certain minimum monthly fees in the event that the per-order transaction fees do not reach certain levels. In addition, the Company paid OrderTrust a one time set-up fee of $50,000. This agreement runs through December 21, 2000.


         The Company currently has 10 employees.


The History of the Company


         The Company was previously known as WSI Acquisitions, Inc. and was incorporated under the laws of the State of Texas. On June 30, 1998, in order to change domicile, WSI Acquisitions, Inc. merged with WSI Acquisitions, Corp., a Delaware corporation, with WSI Acquistions Corp. being the surviving entity. Neither WSI Acquisitions Corp. nor WSI Acquisitions, Inc. had operations prior to the merger with iParty Corp.


         On July 2, 1998, iParty Corp., a Delaware corporation, which was a wholly-owned subsidiary of iParty LLC, a Delaware limited liability company, merged into WSI Acquisitions Corp. and WSI Acquisitions Corp. changed its name to iParty Corp. iParty LLC, which was created on December 11, 1997, commenced operations in January 1998 to launch an Internet- based merchant of party goods and services. Shares of the Company's common stock are currently trading on the OTC Bulletin Board under the symbol "IPTY." See "Recent Sale of Unregistered Securities." As a result of the merger, iParty LLC became the majority shareholder of the Company.


Design and Content of the Company Web Site


         The initial design, construction, operation and maintenance of the Site was, in large part, out-sourced to the Company's three operating partners, iVillage, Fry MultiMedia ("Fry"), and Ordertrust. The Site was launched in February 1999. Over the following two months, the Site was further developed by iParty's internal staff, Ordertrust and Snowmass Technologies. The re-developed Site was launched in April 1999. The Company's goal in designing the Site was, and continues to be, to allow the consumer to easily navigate the Site and to be able to pay for everything ordered in one payment transaction without ever having to leave the Site.





         Currently, the Site contains three (3) key features: the PartyMarket, PartyTalk, and StarGreetings. PartyMarket resembles a mall of shops devoted entirely to the goods and services that relate to the theme chosen by the consumer. There, the consumer will be able to order party goods, favors, gift wrap, cards and invitations and personalized celebrity greetings for direct shipment. As the consumer selects products, they are added to the shopping basket, and when the consumer is finished shopping, the transaction is completed at a simple check-out screen.


         Party Talk is a continuation of the PartyMarket. It carries news, articles and features, and will soon carry gossip from the party circuit. The content is directed at our target consumers: mothers, and party-givers. Articles will include topics such as Ask the Experts, The Party Circuit, and Party Crafts & Activities. The Company is in the process of creating an animated character named "iPatty" that will host the PartyTalk section. "iPatty" will be the editor for PartyTalk magazine and will write from the perspective of a harried, working mother. iPatty will be representative of the "ultimate consumer" and will give voice and personality to PartyTalk via her e-mail communications with family, friends and co-workers. Sub-channels will focus on college parties and sports parties. Party-specific channels will include birthdays; milestone parties, such as anniversaries, Bar/Bat Mitzvahs, weddings, bachelor parties and bridal showers; and seasonal parties such as Halloween, New Year's Eve, and the Super Bowl.


         Once fully developed, which is expected to be by the end of the fourth quarter of 1999, the Site will offer the Party Planner and the Party Resource. The Party Planner will be a resource for party related advice, tips and party planning information. Once a consumer has selected a theme and party, the party planner icon will be displayed. By clicking on the Party Planner icon, the consumer will arrive at the Party Planning page. The Party Planner page will be a "road map" that provides specific tips and ideas for the consumers selected party. The information will include location ideas, activities, decoration tips, and helpful cues as to what products to look for in each of the PartyMarket shops. The Party Resource will be a directory for party related services including entertainers (orchestras, bands, clowns, magicians, pony rides); caterers; bakers; rental firms (tents, furniture, equipment); and, facilities operators (skating rinks, pools, bowling alleys). These local partners will be classified advertisers in the party resource directory. Consumers will be able to enter their zip code, and select from a list of service providers.



         The Company also has a wholly-owned subsidiary, StarGreetings, Inc., a Delaware corporation. StarGreetings, Inc. is operational and offers a personalized video greeting (called a "StarGreeting") from a celebrity who addresses the recipient by name, talks about the special occasion, and mentions the person's age (if it's a birthday). StarGreetings currently offers greetings from sports celebrities, and plans to add celebrities from entertainment, music, fashion, politics and animation. StarGreetings currently offers birthday greetings and plans to offer other greetings for anniversaries and bachelor parties, among other occasions.

         Each greeting lasts between 60 and 120 seconds and can be downloaded from the Site or delivered overnight in videocassette form. The party giver can then play it back on the computer monitor or the television at the appropriate time during the party. When a consumer wants to order a StarGreeting, he or she clicks on the StarGreetings icon in the Site and then clicks on the celebrity of choice. The customer then selects one of several greetings, fills in the blanks for the name and age of the recipient, chooses the method of delivery (Internet download or video cassette), and submits to order. The StarGreeting's system will then seamlessly edit the name and age into the selected greeting and deliver it, as directed.



         As of July 1, 1999, the Company has entered into exclusive StarGreeting contracts with ten (10) celebrities. There are currently six (6) StarGreetings to choose from on the Site: Cobi Jones, Jennfier Azzi, Mark Allen, Will Perdue, Sean Elliot and Katarina Witt. There are four (4) more currently in production:
Doc Rivers, Ahmad Rashad, Sheryl Swoopes, and Darryl Strawberry. The Company will continue to attempt to sign up additional celebrities as long as the demand for the StarGreetings product continues.



Development Costs.


          Since inception, the Company has spent approximately $450,000 on construction of the Site and $100,000 on development of StarGreetings video software. The Company expects to invest a minimum of $750,000 on construction and further development of the Site in the next six months.


Competition.

         The Company does not believe that there are any direct competitors to its "PartyMarket" concept. While competitors may exist in individual categories, such as Hallmark and American Greetings for cards and invitations; Party City and The Big Party Corporation in the retail party-goods supply businesses; and FTD in the flower arena, the Company is not aware of any other business that has pooled all of these party resources into one convenient shopping mall.


         Party City and The Big Party Corporation have locations throughout the United States. Mr. Perisano, the Chief Executive Officer and a Director of the Company, is a co-founder and a director of and consultant to The Big Party Corporation. While Mr. Perisano remains a director of and consultant to The Big Party Corporation, he is not involved in its day-to-day operations and has permission from its board of directors to engage in e-commerce within the party industry.


         Although barriers to entry are minimal, as new competitors can launch new sites at a relatively low cost, the Company believes that in order to be competitive, the costs can be significant for the development of a robust site, the hiring of human resources with industry knowledge and the marketing costs associated with the building of a widely-recognized brand.


         The Company is similarly unaware of competitors to the StarGreetings concept. However, the Company does recognize the potential that, despite the intended patent protection for the StarGreetings concept, others may see a market and try to compete and develop their own celebrity greeting offering. The Company believes that by being first, by protecting its proprietary rights and by locking celebrities into exclusive agreements, the Company will be able to maintain a competitive advantage.


Sales and Marketing.

         The Company intends to pursue several avenues relating to sales and marketing in the next year of operations. The Company believes that on-line affiliations are one of the most efficient formats for brand building. The Company is currently weighing affiliations with portals and service providers because of their strength in the Company's target customer bases. The Company has formed a strategic marketing relationship with iVillage Inc., a leading online women's network and one of the most demographically targeted online communities on the World Wide Web, that includes a 6-month banner campaign and key placement in the iVillage shopping and editorial sections. This relationship began on June 1, 1999.


         In terms of public relations, the Company believes that through the announcement of new celebrities for StarGreetings, new content partners, new features (and their sponsors, where appropriate), and new PartyMarket partners, it can build high recognition for the Company's brand on a cost-efficient basis. The Company also intends to enter into cross-promotions with its strategic partners, such as 1-800-FLOWERS, among others, who have the ability to reach vast audiences with their promotions. The Company will attempt to co-brand with licensors and to negotiate for logo placement with licensors on packaging and advertising material. There can be no assurance that the Company will be successful in such efforts.

Patents and Trademarks.

         The proprietary technology underlying the StarGreetings system is licensed to StarGreetings for 20 years pursuant to a License Agreement dated August 15, 1998, by and between StarGreetings and Star Greetings, LLC, a Delaware limited liability company (the "Licensor"). See "Certain Relationships and Related Transactions."


         StarGreetings: The patent application for the Company's StarGreetings "athlete/celebrity" video greeting concept was applied for in the name of Mr. Byron Hero, a former director and the former Chief Executive Officer of the Company and a principal shareholder of the Company. Mr. Hero has agreed to assign the patent, if issued, to StarGreetings LLC which will assign the patent to StarGreetings, Inc. The Company is preparing for filing two patents associated with the StarGreetings technology.


         The Company has applied for the trademarks "iParty" and "iParty.com" and is applying for the trademark "StarGreetings".

         The Company owns the following URLs:

                o      iParty.com
                o      iLiquor.com
                o      iLiquors.com

                o      iBakers.com
                o      iInvite.com


Year 2000 Compliance


         Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies and governmental agencies may need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.


         State Of Readiness


         The Company has made a preliminary assessment of the Year 2000 readiness of its operating, financial and administrative systems, including the hardware and software that support its systems. The Company's assessment plan consists of:


                o quality assurance testing of its internally developed proprietary software;
                o contacting third-party vendors and licensors of material hardware, software and services that are both directly and indirectly related to the delivery of the Company's services to its users;
                o     contacting vendors of third-party systems;
                o     assessing repair or replacement requirements;
                o     implementing repair or replacement;
                o     implementation of the plan; and
                o creating of contingency plans in the event of Year 2000 failures.


         The Company's plan is to perform a Year 2000 simulation on its systems during the third quarter of 1999 to test system readiness. All of the Company's systems were designed subsequent to January 1, 1999, well after the year 2000 compliance problem was identified. Accordingly, all of the systems the Company has developed use four digits to identify the year rather than two digits. Although the Company believes that each of its material systems is Year 2000 compliant, it intends to revise its internally developed proprietary software as necessary to improve its Year 2000 compliance. Many vendors of material hardware and software components of the Company's systems have indicated that the products the Company's use are currently Year 2000 compliant. The Company will require vendors of its other material hardware and software components to provide assurances of their Year 2000 compliance. The Company plans to complete this process during the second half of 1999. Until such testing is completed and such vendors and providers are contacted, the Company will not be able to completely evaluate whether its systems will need to be revised or replaced.


     Costs To Date

     The Company has not incurred any material expenditures in connection with identifying, evaluating or addressing Year 2000 compliance issues. Most of its expenses have related to, and are expected to continue to relate to, the operating costs associated with time spent by employees in the evaluation process and Year 2000 compliance matters generally. At this time, the Company does not possess the information necessary to estimate the potential costs of revisions to its systems should such revisions be required or the replacement of third-party software, hardware or services that are determined not to be Year 2000 compliant. Although the Company does not anticipate that such expenses will be material, such expenses, if higher than anticipated, could have a material adverse effect on the Company's business, results of operations and financial condition.



Item 2.  Plan of Operation.


General.


     The Company launched the Site in February 1999. To date, the Company has only generated de minimus revenues and expects to begin to generate revenues by the end of 1999. There can be no assurance that the Company will ever generate substantial revenues. The Company currently intends to raise additional capital in the next six months, either in the form of equity, debt or a combination thereof. There can be no assurance that such additional funding will be available to the Company, or if available, that the terms of such additional financing will be acceptable to the Company.


         The Company expects its revenues to be derived from several sources, but as with most e-commerce business, especially a development stage company such as the Company, risks of operations are inherent and are largely dependent on the economy and levels of consumer demand. The Company expects that its future revenues, if any, will be derived from: (i) retail sales to consumers of party related goods; (ii) commissions or royalties paid by strategic partners for orders received through the Company; (iii) sales of StarGreetings personalized messages; and (iv) advertising on the Site's pages, particularly the content features such as the Party Planner and PartyTalk.


         The Company expects to hire between five and ten additional employees in the next six months as the needs of the Company may require to sustain growth, and to remain competitive and creative.


The Site.


         The Company is launching the Site in two stages, as follows:


         First Stage. Currently, the Site contains the PartyMarket, PartyTalk and StarGreetings. In this first stage, the Company offers party related products, editorial content, and StarGreetings. On-site shopping is currently limited to party goods, favors, gift wrap, cards and invitations. During this stage, the Company owns inventory of party goods which is warehoused at Michel's Distribution Services in Maryland. Michel's is responsible for consumer fulfillment and customer service.


         Second Stage. By the end of the third quarter of 1999, the Company expects to expand the PartyMarket offering to include cakes, gifts, costumes, music, flowers, food and beverages. During the third and fourth quarter of 1999, the Company expects to continue to introduce additional features to the Site, such as the Party Planner, the Party Resource, Gift Registry, Party Workbook, Party Web Page, Photo Gallery, Birthday Club, interactive party planning tools and an Invitation Channel. During this stage, the Company will attempt to establish a relationship with third-party vendors to fulfill the orders for party goods.


Acquisitions.


          The Company operates in an un-branded business arena which has many small players. As a result, the Company is considering consolidating the field through acquisitions of other entities. Any determination to make an acquisition will be based upon a variety of factors, including, without limitation, the purchase price and other financial terms of the transaction, the business prospects, and the extent to which any acquisition would enhance the Company's prospects. The Company is not currently engaged in identifying any potential acquisition and has no plans, agreement, understanding, or arrangement with respect to any acquisition.


Item 3.  Description of Property.


         The Company leases office space at 41 East 11th Street, 11th Floor, New York, NY 10003 from TechSpace LLC. The lease commenced November 1, 1998 for an initial term of three (3) months, which expired on February 28, 1999. On March 1, 1999 the lease automatically renewed for a three month period, upon the same terms and conditions. The Company has entered into a new lease on May 1, 1999 which expires on August 1, 1999. The total monthly rent is $6,200 with an additional variable monthly service fee of an average of $1,940, depending on office equipment usage. Management does not believe that such space is adequate for its immediate needs, and anticipates leasing larger office space in New York City sometime during the next 6 months. This property is used by the Company for office space and the Company believes that this space is adequately covered by its insurance.


Item 4.  Security Ownership of Certain Beneficial Owners and Management.


         The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of July 1, 1999, (i) by each person who is known by the Company to beneficially own more than 5% of the Company's Common Stock, (ii) by each of the Company's directors, (iii) by each named executive officer listed on the Executive Compensation table in Item 6 and (iv) by all executive officers and directors as a group. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. As of July 1, 1999, there were 11,005,691 shares of Common Stock outstanding. In addition, as of July 1, 1999, there were 1,000,000 shares of Series A Preferred Stock issued and outstanding.



                                             Number of Shares
                                               Beneficially         Percent of
Name and Address of Beneficial Owner(1)          Owned(2)              Class
---------------------------------------          --------              -----
Sal Perisano                                     75,000(3)               *


Maureen Broughton Murrah                        250,000(4)              2.22%

Robert H. Lessin                              6,240,785(5)(7)          55.49%
c/o WIT Capital
826 Broadway, 6th Floor
New York, NY 10003

James McCann                                    699,600(6)              6.36%
1-800 Flowers
1000 Stewart Avenue
Westbury, NY 11590

iParty LLC                                    6,000,000(7)             54.5%

Ajmal Khan                                      540,000(8)              4.69%
The Verus Group, Suite 2000
1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3

Samuel Belzberg                                  50,000(9)               *
The Verus Group, Suite 2000
1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3

Byron Hero                                      700,000(10)             6.3%
420 East 54th Street
New York, New York 10022

All officers and directors                    7,205,785                59.25%
as a group (6 persons)


---------------------

*   Less than one percent (1%).

(1) Unless otherwise indicated, all addresses are c/o iParty Corp., 41 East 11th Street., 11th Floor, New York, New York 10003.


(2) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and unless otherwise indicated, represents shares for which the beneficial owner has sole voting and investment power. The percentage of class is calculated in accordance with Rule 13d-3.


(3) Includes 75,000 shares which may be acquired upon the exercise of presently exercisable options issued pursuant to the Company's 1998 Incentive and Nonqualified Stock Option Plan (the "Plan")(50,000 options in connection with his consulting agreement with the Company and 25,000 options in connection with his role as Director of the Company. See "Executive Compensation.")



(4) Includes 250,000 shares of Common Stock which may be acquired upon the exercise of presently exercisable options issued pursuant to the Plan.



(5) Includes 6,000,000 shares of Common Stock owned by iParty LLC, in which Mr.Lessin is a member and the manager and a 78.34% owner. Also includes 50,000 shares of Common Stock which may be acquired upon the exercise of presently exercisable options issued pursuant to the Plan and 190,785 shares of Common Stock which may be acquired upon the exercise of presently exercisable warrants.



(6) Includes 699,000 shares of Common Stock owned by iParty LLC, in which Mr. McCann is a member and a 11.66% owner. Such shares represent his ownership interest in iParty LLC.



(7) iParty LLC is a Delaware limited liability company and a 54.5% shareholder of the Company. Mr. Lessin is the manager and 78.334% owner of iParty LLC.



(8) Includes 50,000 shares of Common Stock which may be acquired upon the exercise of presently exercisable options issued pursuant to the Plan, and 25,000 shares of Common Stock held by Verus Capital Corp., of which Mr. Khan is the sole stockholder. Also includes presently exercisable options, held by Verus Capital Corp., to purchase 225,000 and 240,000 shares of Series A Preferred Stock from Henslowe Trading Limited and Ruffino Developments Limited, respectively.



(9) Includes 50,000 shares of Common Stock which may acquired upon the exercise of presently exercisable options issued pursuant to the Plan.



(10) Includes 600,000 shares of Common Stock owned by iParty LLC, in which Mr. Hero is a member and a 10% owner, such shares represent Mr. Hero's membership interest in iParty LLC. Also includes 50,000 shares which may be acquired by the exercise of presently exercisable options issued pursuant to the Plan and 50,000 which may be acquired on July 15, 1999 upon the exercise of options issued pursuant to the Plan.


Item 5.  Directors, Executive Officers and Promoters.


         The following sets forth, are the names of the Company's directors and executive officers.


Name                             Age       Position
--------------------------------------------------------------------------------
Sal Perisano                     48        Chief Executive Officer, Director

Maureen Broughton Murrah         36        President, Director

Patrick Farrell                  31        Chief Financial Officer

Samuel Belzberg                  60        Director

Ajmal Khan                       37        Director

Robert H. Lessin                 44        Director




         The Company has no nominating committee. The Company has an audit committee consisting of Samuel Belzberg and Sal Perisano, and a compensation committee consisting of Robert H. Lessin and Ajmal Khan. The Company also has an executive committee consisting of Robert H. Lessin and Sal Perisano. The Company currently does not carry any key-man life insurance on any of its officers.


         Set forth below is biographical information about the Directors and Executive Officers of the Company.


         Sal Perisano has been a Director of the Company since October 1998 and the Chief Executive Officer since April 15, 1999. In December 1992, Mr. Perisano co-founded The Big Party Corporation, a retail chain of 51 party supply stores, headquartered in West Roxbury, Massachusetts. Mr. Perisano served as President and Chairman of The Big Party Corporation from 1992 to January 1999. Mr. Perisano currently serves as a director of and a consultant to The Big Party Corporation. In 1981, he co-founded Videosmith, which became Boston's dominant video retailer. In 1989 Videosmith was sold to a publicly traded company called Xtravision PLC, which owned 250 stores throughout the U.K. and Ireland. Mr. Perisano stayed on as director and was later named Chief Executive of the parent company, which was subsequently acquired by Blockbuster Video. Mr. Perisano holds a B.A. from Boston College and an M.A. from Harvard University.





         Maureen Broughton Murrah has been President of the Company since July 1998. From 1996 until joining the Company in 1998, Ms. Murrah was a senior account executive at Nike, Inc. ("Nike") where she directed all major national account programs for Nike's new equipment business (skates, sunglasses, watches, and other hard goods). Prior to joining Nike, from early 1993 until 1996, she was Vice President of Merchandising and Marketing at Danskin, Inc., an apparel company, where she directed all aspects of the Danskin brand business, including design, merchandising, marketing, advertising, and public relations.


         Patrick Farrell has been the Chief Financial Officer of the Company since April 1999. From 1996 until joining the Company, Mr. Farrell was Director, Financial Planning & Analysis and Controller for N2K Inc. where he recently helped negotiate that company's merger with CDnow. Prior to N2K, he served as Controller at EMI Music Group/Angel Records and as Manager of Finance and Accounting at Polygram/DefJam Recordings, Inc. He began his professional career at Arthur Andersen & Co., where he was an Audit Senior when he left in 1994. Mr. Farrell holds an M.B.A. from New York University and graduated with honors in Accounting from Temple University and is a Certified Public Accountant.

         Sam Belzberg has been a Director of the Company since July 1998. Mr. Belzberg is President of Gibralt Capital Corporation ("Gibralt"), a private investment company and has held this position since 1993. Prior to joining Gibralt, he was the founder and Chairman of Balfour Holdings, a real estate company whose assets were recently sold to the Blackstone Group. He has served as CEO and Chairman of First City Financial, a financial institution which he founded and which employed over 2000 people in three core businesses: a full-service trust company in Canada, a real estate development arm in North America, and an industrial group which controlled companies such as Scovill, Yale Locks, Hamilton Beach, and Nu Tone Products. Mr. Belzberg is also a director of Emultak, Ltd., a NASDAQ-listed computer software company and is a director of Metromedia Asia, a wireless communications company with licenses in China, and was instrumental in structuring and taking public Franklin Resources, now the largest oil field supply company in Canada.

         Ajmal Khan has been a Director of the Company since July 1998. Mr. Khan is founder and President of the Verus Capital Corp. ("Verus"), a diversified investment group. Mr. Khan founded Venus and has been its President since 1987. Verus is involved in the ownership of hotels; venture capital financing; corporate acquisitions; and several joint ventures entailing name brand franchising and licensing. Mr. Khan also has a joint venture interest in Barakaat Holdings Ltd., a sports marketing company. Since October, 1998 he has also served as a Director of Advanced Bodymetrics, Inc., a publicly traded high-tech company dedicated to developing sports wristwatches that are able to monitor and display various functions of the human body. Mr. Khan is also a director of Wattage Monitor, Inc., a provider of electricity and power.

         Robert H. Lessin has been a Director of the Company since July 1998. Mr. Lessin has been Chairman and Chief Executive of Wit Capital Corp., an on-line broker-dealer, since April 1998. From 1993 until 1997, Mr. Lessin was Vice Chairman of Salomon Smith Barney, where he served as Head of its Investment Banking Division. Mr. Lessin also serves on the Board of Directors of CBS MarketWatch.com, a financial and news provider on the Internet.



Item 6.  Executive Compensation.

Director Compensation.

     Pursuant to the Plan, each non-employee director will be granted, on the effective date of the commencement of his term as director, options to purchase 25,000 shares of Common Stock. In addition, each director who is not an executive officer of the Company is to be granted, on an annual basis on the last trading date in August of each year, commencing August 1998, options to acquire 25,000 shares of Common Stock, at an exercise price equal to the fair market value of the underlying common stock on the date of grant.

Summary Executive Officer Compensation Table.

     The following summarizes the aggregate cash compensation paid during 1998 (see footnotes below) to the Company's Chief Executive Officer and any officer who is expected to earn more than $100,000 in salary and bonus pursuant to their contracts. Currently, options have been granted to management as indicated below.



Name and Principal        1998 Salary   1998 Bonus   Options       Other Annual
Position                                                           Compensation
-------------------------------------------------------------------------------
Byron Hero,               $250,000(2)   12,000(3)    50,000
Former Chief
Executive Officer (1)

Maureen Broughton         $150,000(4)                300,000(5)
Murrah, President


------------


(1) Mr. Hero resigned as Chief Executive Officer of the Company on April 14,
1999.



(2) Represents annualized salary. Mr. Hero did not begin his employment with the Company until July 7, 1998. Options with respect to 50,000 shares of Common Stock vested on January 15, 1999, and are exercisable at $2.50 per share.



(3) Represents maximum annual car allowance.



(4) Represents annualized salary. Ms. Murrah did not begin her employment with the Company until July 6, 1998.



(5) Represents options with respect to 250,000 shares currently vested, and options with respect to 50,000 shares of Common Stock scheduled to vest on January 6, 2000.



Employment and Consulting Agreements.



     The Company and Mr. Perisano, a director of the Company, entered into a consulting agreement for the services of Mr. Perisano and his wife, Dorice Dionne. The consulting period terminates on December 31, 1999. Pursuant to this agreement, Mr. Perisano was entitled to options to purchase 25,000 shares of Common Stock, at the price on the date of grant ($1.43), and additional options to purchase 25,000 shares of Common Stock in the event their consulting hours exceed 100. Their consulting hours exceeded 100 on January 19, 1999. Consequently, Mr. Perisano was granted options to purchase 25,000 shares of Common Stock at an exercise price of $5.38 per share, the price of the Common Stock on such date.



     The Company is in the process of finalizing the terms of an employment agreement with Mr. Perisano. The agreement will provide that he will act as Chief Executive Officer of the Company for a term expiring on March 30, 2002 and devote substantially his full working time and attention to the Company provided that he may continue fulfill his duties and obligations to The Big Party Corporation as a consultant and a member of its board of directors. The agreement will provide for an initial annual salary of $150,000, plus a discretionary bonus to be determined by the Board of Directors. As will be described in the agreement, on March 30, 1999 Mr. Perisano was granted options to purchase an aggregate of 337,500 shares of Common Stock pursuant to the Plan with an exercise price equal to the fair market value of the Common Stock on the date of grant. Such options shall vest as follows: provided that Mr. Perisano remains continuously employed by the Company, options with respect to 112,500 shares of Common Stock shall vest on 30th day of March of each of the years 2000, 2001, and 2002, respectively. In addition, it is anticipated that the agreement will provide that in the event that, prior to December 31, 1999, the Company completes one or more equity financing, Mr. Perisano shall be granted additional options under the Plan (the "Additional Options") equal to 5% of the number of shares of Common Stock into which the securities issued in any such equity financing(s) may convert; provided, however, that such Additional Options will only be granted with respect to securities issued in connection with up to the first $5,000,000 raised in such equity financing(s). It is anticipated that the exercise price of such Additional Options shall be the lower of (i) the conversion price (into Common Stock) of the securities issued in the equity financing triggering such grant, or (ii) the fair market value of the Common Stock on the date of grant (which date shall be the date of the closing of the equity financing triggering such grant). The Additional Options will vest in three equal annual installments so long as Mr. Perisano has remained in the continuous employ of the Company on each such vesting date. It is anticipated that the agreement will provide that if Mr. Perisano is terminated without cause, or resigns for "good reason" he will be entitled to receive his then current salary for a period of nine months. The Agreement will contain certain restrictions on competition.


         The Company and Ms. Murrah entered into an employment agreement, dated July 6, 1998 and expiring on July 6, 2001. The agreement provides that she will act as President of the Company, devote substantially her full working time and attention to the Company, and provides for an annual salary of $150,000, plus a discretionary bonus to be determined by the Board of Directors. In addition, Ms. Murrah will be granted stock options to purchase an aggregate of 300,000 shares of Common Stock pursuant to the Plan which vest as follows: options with respect to 250,000 shares of Common Stock are currently vested, and provided that Ms. Murrah remains continuously employed by the Company, options with respect to 50,000 shares of Common Stock shall vest on January 6, 2000. If the employment agreement is terminated by the Company without cause, Ms. Murrah is entitled to receive an amount equal to any unpaid out-of-pocket necessary expenses as contemplated under the employment agreement and one-half of the amortized annual amount of the base salary then in effect. The employment agreement also provides for a one year non-compete following the termination of Ms. Murrah's employment.


         The Company and Mr. Farrell entered in an employment agreement, dated March 12, 1999 which provides for Mr. Farrell to serve as Chief Financial Officer of the Company for a term which expires on December 31, 2000. The agreement provides for an initial base salary of $115,000 per year. In connection with the Agreement Mr. Farrell was granted options to purchase an aggregate of 115,000 shares of Common Stock pursuant to the Plan. So long as Mr. Farrell remains continuously employed by the Company, options with respect to 50,000 shares shall vest on August 1, 1999 and options with respect to the remaining 65,000 shares shall vest on February 1, 2000. If the employment agreement is terminated by the Company without cause, Mr. Farrell is entitled to receive his full then current base salary for a period of three months from the date of termination and half of his then current base salary for a period of three months thereafter.

Stock Option Plan


         In July 1998, the Company's Board of Directors adopted the Plan, under which there are currently 2,500,000 shares of Common Stock reserved for issuance under the Company's Incentive and Nonqualified Stock Option Plan (the "Plan"). The plan provides for the award of options, which may either be incentive stock options ("ISOs") within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended (the "Code") or non-qualified options ("NQOs") which are not subject to special tax treatment under the Code. The Plan is administered by the Board or a committee appointed by the Board (the "Administrator"). Officers, directors, key employees of, and consultants to, the Company or any parent or subsidiary corporation selected by the Administrator are eligible to receive options under the plan. Subject to certain restrictions, the Administrator is authorized to designate the number of shares to be covered by each award, the terms of the award, the dates on which and the rates at which options or other awards may be exercised, the method of payment and other terms.


         The exercise price for ISOs cannot be less than the fair market value of the stock subject to the option on the grant date (110% of such fair market value in the case of ISOs granted to a stockholder who owns more than 10% of the Company's Common Stock). The exercise price of a NQO shall be fixed by the Administrator at whatever price the Administrator may determine in good faith. Unless the Administrator determines otherwise, options generally have a 10-year term (or five years in the case of ISOs granted to a participant owning more than 10% of the total voting power of the Company's capital stock). Unless the Administrator provides otherwise, options terminate upon the termination of a participant's employment, except that the participant may exercise an option to the extent it was exercisable on the date of termination for a period of time after termination. Generally, awards must be exercised by cash payment to the Company of the exercise price. However, the Administrator may allow a participant to pay all or a portion of the exercise price by means of stock.

         In the event of any change in the outstanding shares of Common Stock by reason of any reclassification, recapitalization, merger, consolidation, reorganization, spin-off, issuance of warrants or rights or debentures, stock dividend, stock split or reverse stock split, cash dividend, property dividend or similar change in the corporate structure, the Administrator shall make an appropriate adjustment in the aggregate number of shares available under the Plan and in the number of shares and price per share subject to outstanding options. In the event that the Company is reorganized, consolidated, or merged with another corporation, or if all or substantially all of the assets of the Company are sold or exchanged, the holder of the option is entitled to receive upon the exercise of his or her option, the same number and kind of shares of stock as he or she would have been entitled to receive upon the happening of any such corporate event as if he had exercised such option and had been immediately prior to such event, the holder of the number of shares covered by such option.

         The Administrator may, at any time, modify, amend or terminate the Plan as is necessary to maintain compliance with applicable statutes, rules or regulations; provided, however, that the Administrator may condition the effectiveness of any such amendment on the receipt of stockholder approval as may be required by applicable statute, rule or regulation. In addition, the Plan may be terminated by the Board of Directors as it shall determine in its sole discretion, in the absence of stockholder approval; provided, however, that any such termination will not adversely alter or impair any option awarded under the Plan prior to such termination without the consent of the holder thereof.

         Directors who are not executive officers of the Company are entitled to options to acquire 25,000 shares of Common Stock at the beginning of their term as director. In addition, non-executive officer directors are entitled to options to acquire 25,000 shares of Common Stock annually, on the last trading day in August, at an exercise price equal to the fair market value of the stock on the date of grant. These options vest on the date of the grant. The secretary of the Company is entitled to receive the same option compensation as directors who are not executive officers of the Company.


         In addition to those options granted to the Company's non-executive officer directors under the Plan, the following paragraph summarizes the options that have been granted pursuant to the Plan to the Company's Executive Officers.


         Pursuant to his consulting agreement, Mr. Perisano was granted options to acquire 50,000 shares of Common Stock, at an exercise price equal to the fair market value on the date of grant. In addition, he was granted options to purchase 25,000 shares of Common Stock, at an exercise price equal to the fair market value on the date of grant, upon his election as a Director. These options are currently exercisable. In addition, in connection with his appointment as Chief Executive Officer of the Company, Mr. Perisano was granted options to purchase an aggregate of 337,500 shares of Common Stock with an exercise price equal to the fair market value on the date of grant. These options vest as provided in his proposed employment agreement described above. Pursuant to her employment agreement, Ms. Murrah was granted options to acquire an aggregate of 300,000 shares of Common Stock at an exercise price of $2.50. These options will vest according to the schedule set forth in her employment agreement, described above. Pursuant to his employment agreement, Mr. Farrell was granted options to acquire an aggregate of 115,000 shares of Common Stock at an exercise price equal to the fair market value on the date of grant. These options will vest according to the schedule set forth in his employment agreement, described above. Mr. Hero was granted options to acquire an aggregate of 300,000 shares of Common Stock at an exercise price of $2.50. These options will vest according to the schedule set forth in his consulting agreement, described below.


Item 7. Certain Relationships and Related Transactions.

StarGreetings License


         Star Greetings, Inc. a wholly owned subsidiary of the Company (the "Licensee") licenses the StarGreetings concept (the "StarGreetings Concept") from StarGreetings, LLC (the "Licensor"). Mr. Hero, a former director and the former Chief Executive Officer of the Company, is a member and the manager of the Licensor, and is the creator of the StarGreetings concept. Pursuant to a license agreement dated as of August 15, 1998, by and between the

Licensor and the Licensee (the "License Agreement"), the Licensee was granted exclusive, perpetual and worldwide rights to use the StarGreetings Concept for a twenty (20) year term, expiring August 15, 2016.

         Pursuant to the License Agreement, the Licensee will be permitted to sell StarGreetings for general audiences (excluding adult content versions) on its two current URLs located on the world wide web at "Stargreetings.com" and "iParty.com."


         In exchange for the license for use of the StarGreetings Concept, the Licensee has agreed to pay the Licensor 2 1/2% (the "Royalty") of the gross revenues received by the Licensee from the sale of StarGreetings. The Royalty is to be paid to Licensor within fifteen days after the end of each fiscal quarter.


         The License Agreement terminates in the event of a change of control in the Licensee or a change of control in the Company, the parent of the Licensee. For purposes of the License Agreement, the term change in control includes any merger or consolidation in which the Licensee is not the surviving entity, and a sale of more than 49% of the assets or stock of the Licensee to a third party or a change of control of the Company, the Licensee's parent.


Consulting Agreement with Former Director


     The Company and Mr. Byron Hero, the former Chief Executive Officer and a former Director of the Company, entered into a consulting agreement dated
April 14, 1999. In connection with the consulting agreement, the employment agreement, dated July 7, 1998 between the Company and Mr. Hero (the "Prior Agreement") was terminated and Mr. Hero resigned as Chief Executive Officer and a Director of the Company. Pursuant to the terms of the consulting agreement, Mr. Hero shall serve as non-executive Chairman of StarGreeting, Inc. until April 14, 2000. During the term of the agreement, Mr. Hero shall receive a fee (the "Fee") of $20,833.33 per month. If Mr. Hero is terminated for any reason during the first six months of the term(other than for a violation of the agreement's prohibition on competition) then Mr. Hero shall be entitled to receive the Fee for the remainder of such initial six month period. In the event Mr. Hero is terminated other than For Cause after such initial six month period, Mr. Hero shall be entitled to six months Fee, payable in six equal monthly installments. The agreement contains certain prohibitions on competition. Pursuant to terms of the Prior Agreement, Mr. Hero was granted options to purchase an aggregate of 300,000 shares of Common Stock Pursuant to Plan. Such options remain in effect. Options to purchase 50,000 shares have vested, and provided that Mr. Hero remains engaged by the Company on the following dates, options to acquire 50,000 shares shall vest on each such date: July 15, 1999, January 15, 2000, July 15, 2000, January 15, 2001, July 15, 2001.


Finder's Fee Agreement with Former Director


     iParty LLC and Mr. Hero, entered into an agreement prior to Mr. Hero becoming a Director or officer of the Company in April 1998, which calls for him to receive a finder's fee in the amount of 5% of the first $2,000,000 in equity raised from any party introduced by him (the "Finder's Fee

Agreement"). The Company has assumed the obligations of iParty LLC under the Finder's Fee Agreement. In connection with the Finder's Fee Agreement, $2,000,000 was raised. As a result, the Company paid Mr. Hero $100,000.


Funding Agreement with Certain Directors


     The Company entered into a Funding Agreement, dated as of March 31, 1999 and amended as of April 14, 1999, with Mr. Ajmal Khan and Mr. Robert H. Lessin, Directors of the Company (the "Funding Agreement"). Pursuant to the terms of the Funding Agreement each of Mr. Kahn (or his designees) and Mr. Lessin will advance certain funds to the Company. In connection with each such funding, the funding party will receive a 10% Senior Secured Promissory Note for the amount funded and warrants to purchase such number of shares of Common Stock equal to the amount funded divided by the closing bid price of the Common Stock on the date of each such funding. As of July 1, 1999 $1,500,000 has been funded pursuant to the Funding Agreement and warrants to purchase an aggregate of 359,616 shares of Common Stock have been issued.


Employment Agreement with Spouse of Director and Executive Officer


     The Company is in the process of finalizing the terms of an Employment Agreement with Dorice Dionne, the wife of Sal Perisano, the Chief Executive Officer and a Director the Company. The agreement will provide that she will act as Senior Vice President -- Merchandising for a term expiring on March 30, 2002 and devote substantially her full working time and attention to the Company provided that she may continue to fulfill her duties and obligations to The Big Party Corporation as a consultant. The agreement will provide for an initial annual salary of $100,000, plus a discretionary bonus to be determined by the Board of Directors. As will be described in the agreement, on March 30, 1999 she was granted options to purchase an aggregate of 337,500 shares of Common Stock pursuant to the Plan with an exercise price equal to the fair market value of the Common Stock on the date of grant. Such options shall vest as follows: provided that she remains continuously employed by the Company, options with respect to 112,500 shares of Common Stock shall vest on the 30th day of March of each of the years 2000, 2001, and 2002, respectively. It is anticipated that the agreement will provide that if she is terminated without cause, she will be entitled to receive her then current salary for a period of six months. The Agreement will also contain certain customary restrictions on competition.


Item 8.  Description of Securities.

Common Stock


         The Company's Restated Certificate of Incorporation authorizes the issuance of an aggregate of 50,000,000 shares of Common Stock, par value $.001 per share. As of July 1, 1999, there were 11,005,691 shares of Common Stock issued and outstanding. As of July 1, 1999, the number of holders of the Company's Commoon Stock was at least 94. Each holder of record of Common Stock is entitled to one vote for each share held on all matters promptly submitted to the stockholders for their vote. Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds. The Company has not paid a dividend and it is not anticipated that any cash dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future cash dividends, if any, will depend on the Company's need for working capital and its financial condition at the time. Shares of Common Stock are not redeemable, carry no preemptive rights, or other rights to subscribe for additional shares of Common Stock in the event of an offering. All outstanding shares of Common Stock are fully paid and non-assessable.


Preferred Stock


         The Company's Restated Certificate of Incorporation authorizes the issuance of an aggregate of 10,000,000 shares of preferred stock, par value $.001 per share (the "Preferred Shares"). The Board of Directors is authorized from time to time to issue the Preferred Shares as Preferred Shares of any series and in connection with the creation of each such series, to fix by resolution or resolutions providing for the issue of shares thereof, the number of shares of such series, the designations, powers and preferences and rights and the qualifications, limitations and restrictions of such series to the full extent now or hereafter permitted by the laws of the State of Delaware. At present, the Company's Board of Directors has designated one million of the ten million authorized shares of Preferred Stock Series A Preferred Stock, $.001 par value per share (the "Series A Preferred Stock"), Ruffino Developments Limited and Henslowe Trading Limited hold 556,550 and 443,500 shares, respectively, after exercising a like number of warrants originally purchased from the Company in June 1998, all of which are issued and outstanding.


         The holders of Series A Preferred Stock rank junior to any classes of stock designated by the Company as Senior Securities, and prior to all of the Company's Common Stock and any class or series of capital stock of the Company created thereafter not specifically ranking by its terms senior, as to distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary. The Series A Preferred Stock bears no dividends.


         The holders of Series A Preferred Stock are entitled to anti-dilution protection as follows: If, prior to the conversion of all the Series A Preferred Stock, the number of outstanding shares of Common Stock is increased by a stock split, stock dividend or other similar event, the conversion rate is to be proportionately reduced, or if the number of outstanding shares of Common Stock is decreased by a combination or reclassification of shares, or other similar event, the conversion rate is to be proportionately increased. In addition, if prior to the conversion of all the Series A Preferred Stock there is any merger, consolidation, exchange of shares, recapitalization, reorganization or other similar event as a result of which shares of Common Stock of the Company are to be changed into the same or a different number of shares of the same or another class or classes of stock or securities of the Company or another entity, then the holders of Series A Preferred Stock would have the right to receive upon conversion of Series A Preferred Stock, upon the basis and upon the terms and conditions specified in the certificate of designation and in lieu of the shares of Common Stock immediately issuable upon conversion, such stock, securities and/or other assets which the holders would have been entitled to receive in such transaction had the Series A Preferred Stock been converted immediately prior to such transaction. The Company cannot effect any transaction described in this paragraph unless (a) it first gives thirty (30) calendar days prior notice to the holders of Series A Preferred Stock; and (b) the resulting successor or acquiring entity (if not the Company) assumes by written instrument the obligation of the Company under the Certificate of Designation, including the obligations of this paragraph.

         Shares of Series A Preferred Stock are convertible into whole shares of Common Stock, on a one-to-one basis, subject to adjustment as provided in the certificate of designation.

                                     PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

         The Company's Common Stock is traded in the over-the-counter market listed on the NASDAQ OTC Bulletin Board under the symbol "IPTY."


         The following table sets forth the range of high and low bid quotations for the Company's Common Stock for each of the quarter of the fiscal year ended December 31, 1998. The Common Stock commenced trading on the OTC Bulletin Board under the name iParty Corp, symbol "IPTY" in July 1998. Prior to that time, from February 1998, until July 1998, the Company's stock was quoted on the OTC Bulletin Board under the name of WSI Acquisitions, Inc., symbol "WSIA." There is no available information with respect to the common stock of WSI Acquisitions, Inc. for the time period before February 12, 1998. Accordingly quotations for the 1997 fiscal year have not been provided. The quotations represent inter-dealer prices without retail markup, mark down or commission and may not necessarily represent actual transactions.




Period                                    High                      Low
-------------------------------------------------------------------------------
First Quarter - 1999                      $6.6875                   $3.125
Fourth Quarter - 1998                     3.375                     1.065
Third Quarter - 1998                      3.375                     .05
Second Quarter - 1998                     .06                       .03125
First Quarter - 1998                      .0625                     .01




         The Company has never paid any cash dividends nor does it intend, at this time, to make cash distributions to its shareholders in the near future. As of July 1, 1999 the number of holders of the Company's Common Stock was at least 94.


Item 2.  Legal Proceedings.


         The Company is not currently a party to any material litigation.


Item 3.  Changes in and Disagreements with Accountants.

         The Company has not changed its accountants since the merger, and there are no disagreements with the Company's accountants concerning accounting and financial disclosure.


Item 4.  Recent Sale of Unregistered Securities.

         During the past three fiscal years the Company has issued securities pursuant to exemptions to registration under the Securities Act of 1933, as amended (the "Securities Act"). The Company issued an aggregate of 4,585,000 shares of Common Stock and warrants to purchase an aggregate of 1,000,000 shares of Series A Preferred Stock to certain off-shore holding companies, for $997,197.43 in cash. The Company did not use an underwriter. This sale was exempt from registration pursuant to Section 5 of the Securities Act, which provides an exemption for limited offers and sales of securities not exceeding an annual aggregate amount of $1 million (the "Rule 504 Sale"). The Rule 504 Sale was a condition to the merger of iParty Corp and WSI, pursuant to which WSI changed its name to iParty Corp. The Rule 504 Sale was conducted in three issues, one at $.01 per share, a second issue at $1.00 per share which also included the Warrants, and a third at $1.00 per share without the Warrants, as set forth in the tables below.


         On June 25, 1998, the Company sold, in the first issue, an aggregate of 3,624,043 shares of Common Stock, at a purchase price of $.01 per share, to the following entities, in the amounts set forth below:



Name of Purchaser                         Number of Shares Purchased               Total Purchase Price
--------------------------------------------------------------------------------------------------------
Fletcher Investments Limited              370,000                                  $3,700
Sandown Limited                           345,000                                  $3,450
Seaborne Limited                          330,000                                  $3,300
Stamford Securities Limited               365,000                                  $3,650
Hampton Associates                        360,000                                  $3,600
Intention Group Limited                   320,000                                  $3,200
Stackridge Associates Limited             375,000                                  $3,750
Hoffman Finance Limited                   380,000                                  $3,800
Apostle Associates Limited                379,043                                  $3,790.43
Clanstar International Limited            300,000                                  $3,000
Intrepid International Corp.              100,000                                  $1,000
Total:                                    3,624,043                                $36,240.43


         On June 26, 1998, the Company sold, in the second issue, an aggregate of 80,000 shares of Common Stock and warrants to purchase an aggregate of 1,000,000 shares of Series A Preferred Stock, at $1.00 per share (the "Warrants"), to the following entities, in the amounts set forth below:

Name of Purchaser              Number of Shares and              Total Purchase
                               Warrants Purchased                Price
--------------------------------------------------------------------------------
Ruffino Developments           40,000 shares of common            $40,000
Limited                        stock and Warrants to
                               purchase 556,500 shares  of
                               Series A Preferred Stock

Henslowe Trading Limited       40,000 shares of common            $40,000
                               stock and Warrants to
                               purchase 443,500 shares  of
                               Series A Preferred Stock

TOTAL:                         80,000 shares of Common            $80,000
                               Stock, and Warrants to
                               purchase 1,000,000 shares of
                               Series A Preferred Stock



         The Warrants issued to each of Henslowe and Ruffino were exercisable from December 28, 1998 through June 30, 1999, after which they expire. All such warrants have been exercised into the 1,000,000 shares of Series A Preferred Stock which are currently outstanding.


         Also, on June 26, 1998, the Company sold, in the third issue, an aggregate of 880,957 shares of Common Stock at a purchase price of $1.00 per share, to the following entities, in the amounts set forth below:

                                    Number of Shares        Total Purchase
Name of Purchaser                   Purchased               Price
------------------------------------------------------------------------------
Stackridge Associates Limited       140,000                 $140,000
Hoffman Finance Limited             140,957                 $140,957
Altis Limited                       600,000                 $600,000
TOTAL:                              880,957                 $880,957



Item 5.  Indemnification of Directors and Officers.

         Limitation of Liability and Indemnification Matters

         The Company's certificate of incorporation and by-laws provide that the Company shall indemnify all directors and officers of the Company to the fullest extent permitted by the Delaware General Corporation Law. Under such provisions, any director or officer, who in his capacity as such is made or threatened to be made, party to any suit or proceeding, shall be indemnified if it is determined that such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                TABLE OF CONTENTS

                                                                         Page
Consolidated Financial Statements

   Independent auditors' report..........................................F-1

   Balance sheet as of December 31, 1998 and March 31, 1999..............F-2

   Statement of operations for the year ended December 31, 1998 and three month period ended March 31, 1999......................F-3

   Statement of changes in stockholders' equity for the year ended
         December 31, 1998 and three month period ended March 31, 1999...F-4

     Statement of cash flows for the year ended December 31, 1998 and three month period ended March 31, 1999....................F-5

         Notes to financial statements...................................F-6

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders iParty Corp.
New York, New York


         We have audited the accompanying consolidated balance sheet of iParty Corp. and subsidiary (a development stage company) as of December 31, 1998 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


         In our opinion, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of iParty Corp. and subsidiary as of December 31, 1998, and the consolidated results of their operations, and their cash flows for the year then ended in conformity with generally accepted accounting principles.


Richard A. Eisner & Company, LLP
New York, New York
February 26, 1999

IPARTY CORP.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

ASSETS

                                                                                       MARCH 31,           DECEMBER 31
                                                                                         1999                 1998
                                                                                  -------------------    ----------------
Current assets:
     Cash and cash equivalents                                                             $ 220,265           $ 346,751
     Cash, restricted                                                                         50,000              50,000
     Inventory                                                                                68,006                   -
     Due from officers                                                                        32,125              34,021
     Prepaid expenses                                                                         75,626              60,277
                                                                                  -------------------    ----------------
         Total current assets                                                                446,022             491,049

     Property and equipment, net                                                             446,197             341,441
     Other assets                                                                             32,756               9,670
                                                                                  -------------------    ----------------

                                                                                           $ 924,975           $ 842,160
                                                                                  ===================    ================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                                                      $ 629,704           $ 297,508
     Notes payable                                                                                 -             250,000
                                                                                  -------------------    ----------------
         Total current liabilities                                                           629,704             547,508

Commitments and contingencies                                                                      -                   -

Stockholders' Equity:
     Preferred stock - $.001 par value; 10,000,000 shares authorized;
            871,000 and 0 shares issued and outstanding, respectively                            871                   -
     Common stock - $.001 par value; 50,000,000 shares authorized;
            11,005,691 shares issued and outstanding                                          11,006              11,006
     Additional paid in capital                                                            2,107,627           1,146,044
     Deficit accumulated during the development stage                                     (1,824,232)           (862,398)
                                                                                  -------------------    ----------------

            Total stockholders' equity                                                       295,271             294,652
                                                                                  -------------------    ----------------

                                                                                           $ 924,975           $ 842,160
                                                                                  ===================    ================

See notes to financial statements

IPARTY CORP.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS

                                                               FOR THE THREE         FOR THE THREE           FOR THE
                                                               MONTHS ENDED          MONTHS ENDED          YEAR ENDED
                                                                MARCH 31,             MARCH 31,            DECEMBER 31
                                                                   1998                  1999                 1998
                                                             -----------------    -------------------    ----------------
 Revenues                                                                   -                      -                   -

 Costs and expenses:
      Loss on impairment of assets                                 $        -            $   273,288         $         -
      Stock based compensation                                     $        -            $   134,134         $    23,089
      General and administrative expenses                          $   69,182            $   555,227         $   849,998
                                                             -----------------    -------------------    ----------------

 Net loss before interest and provision for income taxes              (69,182)              (962,649)           (873,087)

      Interest income                                                       -                    814              11,090
      Interest expense                                                      -                      -                (401)
                                                             -----------------    -------------------    ----------------

 Net loss before income taxes                                         (69,182)              (961,835)           (862,398)

      Provision for income taxes                                            -                      -                   -
                                                             -----------------    -------------------    ----------------

 Net loss                                                           $ (69,182)           $  (961,835)        $  (862,398)
                                                             =================    ===================    ================

 Earnings per share:
      Basic                                                         $   (0.01)           $    (0.09)         $    (0.08)
                                                             =================    ===================    ================
      Diluted                                                       $   (0.01)           $    (0.09)         $    (0.08)
                                                             =================    ===================    ================

 Weighted Average Shares Outstanding:
      Basic                                                         6,000,000             11,005,691          10,525,213
                                                             =================    ===================    ================
      Diluted                                                       6,000,000             11,005,691          10,525,213
                                                             =================    ===================    ================

See notes to financial statements

IPARTY CORP.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

                                                              FOR THE THREE         FOR THE THREE           FOR THE
                                                               MONTHS ENDED          MONTHS ENDED          YEAR ENDED
                                                                MARCH 31,             MARCH 31,            DECEMBER 31
                                                                   1998                  1999                 1998
                                                             -----------------    -------------------    ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                       $ (69,182)            $ (961,835)         $ (862,398)

     Adjustments to reconcile net loss to net cash
         used in operating activities:
         Depreciation/amortization                                          -                  9,466              12,364
         Write-off of "impared" development costs                           -                273,288                   -
         Stock based compensation                                           -                134,134              23,089
         Decrease (increase) in:
            Other current assets                                            -                (83,355)            (60,277)
            Other assets                                                    -                (23,086)             (9,670)
         Increase (decrease) in:
            Accounts payable                                           85,093                332,196             297,508
                                                             -----------------    -------------------    ----------------
            Net cash used in operating activities                      15,911               (319,192)           (599,384)
                                                             -----------------    -------------------    ----------------


CASH FLOWS FROM INVESTING ACTIVITIES:

     Purchase of property and equipment                               (15,911)              (387,510)           (353,805)
     Increase in restricted cash                                            -                      -             (50,000)
                                                             -----------------    -------------------    ----------------
            Net cash used in investing activities                     (15,911)              (387,510)           (403,805)
                                                             -----------------    -------------------    ----------------

CASH FLOWS FROM FINANCING ACTIVITIES:

     Proceeds from notes payable                                            -                      -             250,000
     Conversion of notes payable to stock                                   -               (250,000)                  -
     Advances to officer                                                    -                  1,896             (34,021)
     Capital contributions on initial capitalization                        -                      -             246,961
     Proceeds from sale of stock                                            -                871,870           1,000,000
     Costs of sale of stock                                                 -                (43,550)           (113,000)
                                                             -----------------    -------------------    ----------------
            Net cash provided by investing activities                       -                580,217           1,349,940
                                                             -----------------    -------------------    ----------------

Net increase in cash and cash equivalents                                   -               (126,486)            346,751

Cash and cash equivalents, beginning of period                              -                346,751                   -
                                                             -----------------    -------------------    ----------------

Cash and cash equivalents, ending of period                         $       -             $  220,265          $  346,751
                                                             =================    ===================    ================

Cash expended for:
     Interest expense                                               $       -             $        -          $        -
                                                             =================    ===================    ================
     Income taxes                                                   $       -             $        -          $        -
                                                             =================    ===================    ================

See notes to financial statements

IPARTY CORP.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                 PREFERRED                             COMMON
                                                            # OF SHARES           STOCK           # OF SHARES          STOCK
                                                         ----------------- -------------------  ----------------  ----------------
     Issuance of common stock                                                                         6,000,000           $ 6,000
     Recapitalization resulting from the acquisition of
         WSI Acquistions Corp.                                                                          420,691               421
     Issuance of common stock                                                                         3,624,043             3,624
     Issuance of common stock and warrants                                                              960,957               961
     Value of options granted under consulting
         agreement with outside director
     Net loss                                                                                                 -                 -
                                                         ----------------- -------------------  ----------------  ----------------

 Balance December 31, 1998                                              -                   -        11,005,691            11,006

     Issuance of preferred stock upon exercise
         of warrants                                              871,000                 871
     Value of options granted under consulting
         agreements with outside director and others
     Net loss
                                                         ----------------- -------------------  ----------------  ----------------

    Balance March 31, 1999                                         871,000               $ 871        11,005,691          $ 11,006
                                                         ================= ===================  ================  ================


                                                                                         DEFICIT
                                                                                       ACCUMULATED
                                                                                        DURING THE           TOTAL
                                                                    PAID-IN            DEVELOPMENT        SHAREHOLDERS'
                                                                    CAPITAL               STAGE              EQUITY
                                                              -------------------    ----------------   ----------------
     Issuance of common stock                                          $ 240,961                 $ -          $ 246,961
     Recapitalization resulting from the acquisition of
         WSI Acquistions Corp.                                              (421)                  -                  0
     Issuance of common stock                                             32,616                   -             36,240
     Issuance of common stock and warrants                               849,799                                850,760
     Value of options granted under consulting
         agreement with outside director                                  23,089                                 23,089
     Net loss                                                                  -            (862,398)          (862,398)
                                                              -------------------    ----------------   ----------------

 Balance December 31, 1998                                             1,146,044            (862,398)           294,652

     Issuance of preferred stock upon exercise
         of warrants                                                     827,450                                828,321
     Value of options granted under consulting
         agreements with outside director and others                     134,133                                134,133
     Net loss                                                                               (961,834)          (961,834)
                                                              -------------------    ----------------   ----------------

Balance March 31, 1999                                               $ 2,107,627         $(1,824,232)         $ 295,271
                                                              ===================    ================   ================


See notes to financial statements
iPARTY CORP. AND SUBSIDIARY
(a development stage company)

Notes to Financial Statements
March 31, 1999

NOTE A - THE COMPANY

iParty LLC, which was created on December 11, 1997 to launch an Internet-based merchant of party goods and services, commenced operations in January 1998. On March 12, 1998, iParty Corp. was organized as a wholly owned subsidiary of iParty LLC and the net assets and operations of iParty LLC were transferred to iParty Corp. On April 9, 1998, Star Greetings, Inc. ("Star") was incorporated as a wholly owned subsidiary of iParty Corp. to develop and operate a personalized celebrity greeting service.

Effective July 2, 1998, iParty Corp. ("iParty" or the "Company") merged into WSI Acquisition Corp. ("WSI"), an inactive company. The merger was consummated through an exchange of shares that resulted in iParty LLC receiving 6,000,000 common shares or 54.5% of the outstanding shares of WSI. In connection with the merger and as a condition thereof, WSI sold, in two private placements, an aggregate of 4,585,000 shares of common stock of which 3,624,043 shares were sold for $.01 per share and 960,957 shares, together with warrants to purchase 1,000,000 shares of Series A preferred stock, were sold for $1.00 per share or aggregate proceeds of $997,197 before related expenses. The merger has been treated as a recapitalization for accounting purposes and iParty's historic capital accounts were retroactively adjusted to reflect the 6,000,000 shares issued by WSI in the transaction. In addition, as WSI had no assets before the merger and the private placements, the 420,691 outstanding common shares of WSI have been recorded at par value with a corresponding charge to additional paid-in capital. The statement of operations reflects the operations of iParty from the commencement of its operations from March 12, 1998 and also reflects the operations of iParty LLC, the predecessor company, from January 1998 through March 12, 1998. In connection with the merger, WSI changed its name to iParty Corp.

The Company is in the development stage and its efforts are devoted to developing the Internet resources to provide consumers a comprehensive website where they can seek party planning advice and information and locate and contract for party goods and services. The Company intends on entering into contracts with local and national merchants who can provide such goods and services.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1]    Basis of Presentation:

       Three months ended March 31, 1998 and 1999. The unaudited interim financial statements for the three months ended March 31, 1998 and 1999 included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and, in the opinion of the

       Company, reflect all adjustments (consisting only of normal recurring adjustments) and disclosure which are necessary for a fair presentation. The results of operations for the three months ended are not necessarily indicative of the results for the full year.

[2] Principles of consolidation:

       The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary after elimination of all significant intercompany transactions and balances.

[3] Use of estimates:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

[4] Cash and cash equivalents:

       For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 1998 and March 31, 1999, the Company maintains its cash deposits in accounts which are in excess of Federal Deposit Insurance Corporation limits by $126,199 and $95,941, respectively. At December 31, 1998 and March 31, 1999, the Company maintains a cash deposit of $50,000 in the form of a certificate of deposit which serves as the collateral for a corporate Visa credit account.

[5] Financial instruments:

       The carrying amounts for the Company's cash and cash equivalents, restricted cash, accounts payable and notes payable approximate fair value.

[6] Inventory:

       Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market.

[7] Per share data:

       Basic and diluted loss per share is based on the weighted average number of outstanding shares of common stock and excludes the effect of stock options and warrants. In computing the weighted average number of shares outstanding, the

       3,624,043 shares issued for $.01 per share and the 420,691 outstanding shares of WSI prior to the merger were treated as if they were outstanding for the entire year.

[8] Stock-based compensation:

       The Company has elected to follow the intrinsic value method set forth in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" in accounting for its stock option incentive plan. As such, compensation expense would be recorded on the date of grant if the current market price of the underlying stock exceeded the exercise price of the option.

[9] Property and equipment:

       Property and equipment are stated at cost less accumulated depreciation which is provided on the straight-line method over the estimated useful lives of the assets.

[10] Software costs:

       In accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", issued in March 1998 and adopted by the Company, external direct costs of materials and services incurred in connection with developing or obtaining internal use software were capitalized. Such costs will be amortized using the straight-line method over an estimated useful life of 3 years beginning when the software is ready for its intended use. For the three months ended March 31, 1999, the Company wrote-off $273,288 of impaired software costs.

[11] Income taxes:

       The Company accounts for income taxes using the liability method. Deferred income taxes are measured by applying enacted statutory rates to net operating loss carryforwards and to the differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets are reduced, if necessary, by a valuation allowance for any tax benefits which are not expected to be realized.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 1998 and March 31, 1999:


                                          December 31, 1998     March 31, 1999
         ---------------------------------------------------------------------
         Office Equipment                            $3,109             $1,091
         Furniture and fixtures                      $2,744             $4,130
         Computer equipment                         $71,021           $139,569
         Website and related software              $276,931           $323,237

                                                   $353,805           $468,027

         Less accumulated depreciation
         and amortization                          $(12,364)          $(21,830)

         Total                                     $341,441           $446,197


NOTE D - INCOME TAXES

The reconciliation of income tax benefit computed at the federal statutory tax rate to the income tax benefit in the consolidated statement of operations is as follows for the year ended December 31, 1998:


                                              December 31, 1998   March 31, 1999
         -----------------------------------------------------------------------

         Income tax benefit computed at the
         federal statutory income tax rate
         of 35%                                      $(301,839)       $(336,642)
         Increase resulting from state and
         local taxes, net of federal benefit          $(97,434)       $(100,302)
         Valuation allowance provided                 $399,273         $445,311

         Income tax benefit in statement of
         operations                                         $0               $0

The tax effects of significant items comprising the Company's net deferred tax asset as of December 31, 1998 is as follows:

                                              December 31, 1998   March 31, 1999
         -----------------------------------------------------------------------
         Net operating loss carryforward               $399,273         $844,584
         Less valuation allowance                      $399,273         $844,584

         Net deferred tax asset                              $0               $0

As of December 31, 1998 and March 31, 1999, the Company has estimated net operating loss carryforwards of $862,398 and $1,824,233, respectively, which expire in 2018 and 2019. The Company has recorded a deferred tax asset offset by a valuation allowance as the Company has not determined that it is more likely than not that the available net operating loss carryforward will be utilized in the future.

NOTE E - COMMITMENTS

[1]     Leases:

        The Company leases facilities and equipment under several month-to-month and three month operating leases. The Company's rental expense under operating leases for the year ended December 31, 1998 and for the three months ended March 31, 1999 amounted to $27,983 and $23,499, respectively.

[2]     Concentrations:

        The Company has contracted with three companies to develop the web sites for its services. Failure to perform by any one of these three parties would have a material negative impact upon the Company's operations. At March 31, 1999, two of the three companies had completed the services as outlined in the above mentioned contracts.

[3]     Finder's fee arrangement:

        The Company and its former Chief Executive Officer ("CEO") had entered into an agreement prior to such individual becoming the CEO, which calls for the CEO to receive a finder's fee in the amount of 5% of the first $2,000,000 in equity raised from any party introduced by the CEO. In connection with this agreement, as of March 31, 1999, approximately $1,871,000 has been raised and an additional $129,000 has been pledged to the Company. As a result, $50,000 has been paid to the CEO during 1998 and an additional $50,000 will be paid to the CEO during 1999 on a pro rata basis as the additional investment is received. As of March 31, 1999, $43,550 has been accrued related to the equity raised in 1999.

[4]     License agreement:

        Star entered into an agreement with Star Greetings, LLC, as the creator of the Star Greetings concept ("Star Concept"), to license the exclusive use of the Star Concept on the web sites of the Company and Star. The agreement calls for a royalty of 2 1/2% of revenues derived from the Star Concept, payable quarterly. Star Greetings, LLC is owned, in part, by the Company's CEO. No amounts were payable to Star Greetings, LLC under the agreement for the year ended December 31, 1998 and for the three months ended March 31, 1999.

[5]     Star Greetings agreements:

        The Company intends to enter into agreements with celebrities to secure their services with Star. The agreements are substantially the same and consist of three separate compensation components. The first component is a participation fee (and any related expenses). The second component is a commission payable to the celebrity and to a charity of their choice upon the sale of each Star Greeting. The third component is an option to purchase stock in the Company. As of December 31, 1998, no such agreements have been entered into by the Company. As of March 31, 1998, the Company has entered into ten such agreements. The Company issued options to acquire 180,000 shares of common stock at exercise prices of $1.00 and $3.50 per share in connection with Star Greetings agreements. For the period ended December 31, 1998 and the three months ended March 31,

        1999, the Company charged $0 and $54,973 of the value of the options granted ($612,440) to expense.

[6]     Consulting agreement:

        The Company entered into a consulting agreement with one of its outside directors. The agreement is in effect from September 15, 1998 through December 31, 1999. Compensation under the agreement consists of options to purchase 50,000 shares of the Company's common stock, of which 25,000 options were granted on September 15, 1998 and 25,000 options were granted on January 20, 1999 when the consultant's time on behalf of the Company exceeded 100 hours. For the period ended December 31, 1998, the Company charged $23,089 of the value of the options granted ($102,250) to expense. On April 1, 1999, the consulting agreement was terminated and the remaining $79,161 value of the options granted was charged to expense on March 31, 1999.

[7]     Employment agreements:

        The Company has entered into employment agreements with several of its executives. The agreements expire from December 31, 1999 through July 6, 2001 and provide for annual salaries aggregating $965,000. In addition, the executives were granted options (see Note H) to purchase an aggregate of 1,170,000 shares of the Company's common stock, which vest in various increments provided the executives remain continuously employed by the Company. In addition to base salary, the agreements provide that the executives may receive an annual performance bonus at the discretion of the Compensation Committee of the Board of Directors. The agreements also have termination clauses which call for severance payments ranging up to one year's salary.

[8]     Transaction agreement:

        On January 8, 1999, the Company entered into a two-year agreement with a service provider to process financial transactions in connection with its websites. The agreement calls for a one-time set-up fee of $50,000, and a transaction fee of $0.90 per transaction with a minimum monthly transaction fee of $5,000 for February 1999, $7,500 for March 1999 and $10,000 for April 1999 and thereafter.

[9]     Advertising agreement:

        On January 12, 1999, the Company entered into an advertising agreement for the period June 1, 1999 through October 31, 1999, to solicit advertising of its website on other websites. The agreement calls for the Company to pay setup and related fees of $20,000 and a transaction fee of $80,000.

NOTE F - STOCKHOLDERS' EQUITY

[1]     Series A preferred stock:

        On June 30, 1998, the Company's Board of Directors designated 1,000,000 shares of the Company's authorized 10,000,000 shares of preferred stock as Series A preferred stock. Such shares have a par value of $.001, an original issue price per share of $1.00, bear no dividends, have a liquidation preference senior to the Company's common stock and are convertible, on a one to one basis, as adjusted, into shares of the Company's common stock. As of December 31, 1998 and March 31, 1999, there were 0 and 871,000 shares of preferred stock outstanding, respectively.

[2]     Warrants:

        In connection with the sale of common stock, the Company issued warrants to two shareholders, which, if exercised in full, entitles the holders to purchase an aggregate of 1,000,000 shares of Series A preferred stock at $1.00 per share. Such warrants cannot be exercised earlier than six months from the date of issue (July 2, 1998), and must be exercised by June 30, 1999 (see Note G). As of December 31, 1998 and March 31, 1999, warrants to purchase 0 and 871,000 shares, respectively, had been exercised.

NOTE G - NOTES PAYABLE

During December 1998, the Company borrowed $125,000 from each of two shareholders, which is payable in 90 days, at an interest rate of 6.5% per annum. Such shareholders are holders of warrants (see Note F[2]) to purchase Series A convertible preferred stock. In connection with such borrowing, the shareholders may request payment in the form of application of the principal amount against the exercise price of an appropriate number of warrants. As of December 31, 1998, the Company had accrued $401 of interest in relation to these notes.

On January 20, 1999, the shareholders exercised warrants to purchase 250,000 preferred shares and applied the $250,000 outstanding principal amount of the notes in payment of the exercise price of the warrants.

NOTE H - STOCK OPTION PLAN

On July 14, 1998, the Company adopted the 1998 Incentive and Nonqualified Stock Option Plan (the "98 Plan") under which options to acquire 2,500,000 shares of common stock may be granted to officers, directors, key employees and consultants. The exercise price for incentive options cannot be less than the fair market value of the stock on the grant date and the exercise price of nonqualified options is fixed by the plan administrator. Options to purchase the Company's common stock under the 98 Plan have been granted to employees, directors and consultants of the Company at fair market value at the date of grant. Generally, the options become exercisable over periods ranging from immediately to two years and expire ten years from the date of grant.

A summary of the status of the Company's stock options outstanding as of December 31, 1998 and March 31, 1998 and changes during the year ended December 31, 1998 and the three months ended are as follows:

[1]      Employee and director Stock Options:

                                                     December                     March 31,
                                                     31, 1998                     1999
          -------------------------------------------------------------------------------------------------
                                                         Shares      Weighted          Shares      Weighted
                                                                      Average                       Average
                                                                     Exercise                      Exercise
                                                                        Price          Shares         Price
          -------------------------------------------------------------------------------------------------
          Outstanding at beginning of period                  0            $0       1,025,000         $2.19

          Stock Options:
               Granted                                1,025,000         $2.19         420,000         $4.93
               Exercised                                      0            $0               0            $0

          Outstanding at end of period                1,025,000         $2.19       1,445,000         $2.97

          Exercisable at end of period                  450,000         $2.31         525,000         $2.42

          Weighted average fair value of
          options granted during the year                               $1.69                         $3.83


The effect of applying Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") on the year ended December 31, 1998 and the three months ended March 31, 1999 pro forma net loss as stated below is not necessarily representative of the effects on reported net loss for future years due to, among other things, the vesting period of the stock options and the fair value of additional stock options in future years. The fair value of the options granted during 1998 have been estimated at $.87 to $1.93 per share on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield, volatility of 100%, a risk-free interest rate of 4.92% to 5.72%, and an expected life of five years from date of vesting. The fair value of the options granted during the three months ended March 31, 1999 have been estimated at $3.47 to $4.05 per share on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield, volatility of 100%, a risk-free interest rate of 5.38% to 5.81%, and an expected life of five years from date of vesting. Had compensation cost for the Company's stock option plan been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS 123, the Company's net loss and net loss per share would have been as follows:

                                                     December 31, 1998         March 31, 1999
          -----------------------------------------------------------------------------------
          Net loss - as reported                            $(862,398)             $(961,835)
                   - pro forma                            $(1,789,766)           $(2,474,165)

          Net loss per share - as reported                      $(.08)                 $(.09)
                             - pro forma                        $(.17)                 $(.22)

[2]      StarGreetings Stock Options:

                                                      March 31, 1999
                                                              Shares      Weighted Average
                                                                            Exercise Price
          Stock Options:
               Granted                                       180,000                 $1.81
               Exercised                                           0                    $0

          Outstanding at end of period                       180,000                 $1.81

          Exercisable at end of period                       155,000                 $1.53

          Weighted average fair value of options
          granted during the year                                                    $3.40

NOTE I - SUBSEQUENT EVENTS

[1]     Employment agreements:

       In April 1999, the Company entered into employment agreements with four executives. The agreements expire from December 31, 2000 through March 30, 2002 and provide for annual salaries aggregating $425,000. In addition, the executives were granted options to purchase an aggregate of 925,000 shares of the Company's common stock at $3.63 - $5.00 per share, which vest in various increments. The agreements also provide that additional options are to be granted on an annual basis, in a number to equal the dollar amount of each executive's annual salary. The agreements also have a termination clause which calls for severance payments equal to four and one-half months of the base annual salary payable over a six month period up to nine months.

       In addition, it is anticipated that the employment agreement with the Company's Chief Executive Officer ("CEO") will provide that in the event that, prior to December 31, 1999, the Company completes one or more equity financing, the CEO shall be granted additional options under the Plan (the "Additional Options") equal to 5% of the number of shares of Common Stock into which the securities issued in any such equity financing(s) may convert; provided, however, that such Additional Options will only be granted with respect to securities issued in connection with up to the first $5,000,000 raised in such equity financing(s). It is anticipated that the strike price of such Additional Options shall be the lower of (i) the conversion price (into Common Stock) of the securities issued in the equity financing triggering such grant, or (ii) the fair market value of the Common Stock on the date of grant (which date shall be the date of the closing of the equity financing triggering such grant).

[2]    Funding agreements:

       The Company entered into a Funding Agreement, dated as of March 31, 1999 and amended as of April 14, 1999, with two of its directors. Pursuant to the terms of the Funding Agreement each director will advance certain funds to the Company totalling $2,000,000. In connection with each such funding, the funding party will receive a 10% Senior Secured Promissory Note for the amount funded and warrants to purchase such number of shares of Common Stock equal to the amount funded divided by the closing bid price of the Common Stock on the date of each such funding. The exercise price for these warrants range from $4.13 to $5.13 per share.

                                    PART III


Item 1. Index to Exhibits and Item 2. Description of Exhibits.

Exhibit No.          Description                        Location
3.1                  Restated Certificate of            Previously Filed
                     Incorporation of WSI
                     Acquisitions Corp., and
                     Certificate of Merger by
                     iParty Corp. into WSI
                     Acquisition Corp.

3.2                  By-Laws of WSI Acquisitions        Previously Filed
                     Corp.

4                    Certificate of Designation of      Previously Filed
                     Series A Preferred Stock of
                     WSI Acquisitions, Corp.

10.1                 Merger Agreement by and            Previously Filed
                     between iParty Corp. and
                     WSI Acquisitions Corp.

10.2                 1998 Incentive and Non-            Previously Filed
                     Qualified Stock Option Plan

10.3                 Fry MultiMedia Web Site            Previously Filed
                     Development Agreement

10.4                 iVillage Web Site                  Previously Filed
                     Development Service
                     Agreement

10.5                 Order Trust Agreement by           Previously Filed
                     and between the Company
                     and Order Trust.

10.6                 Consulting Agreement of            Filed Herewith
                     Byron Hero

Exhibit No.          Description                        Location
10.7                 Employment Agreement of            Previously Filed
                     Maureen Broughton Murrah

10.8                 Employment Agreement of            Filed Herewith
                     Patrick Farrell

10.9                 Form of Employment                 Filed Herewith
                     Agreement by and between
                     the Company and Sal Perisano

10.10                StarGreetings License              Previously Filed
                     Agreement

10.11                Service Agreement between          Filed Herewith
                     the Company and TechSpace
                     LLC (as amended)

10.12                Consulting Agreement of Sal        Previously Filed
                     Perisano

10.13                Finder's Fee Agreement             Previously Filed
                     between iParty LLC and
                     Byron Hero

10.14                Form of "StarGreeting"             Filed Herewith
                     Agreement with Celeberties

10.15                Funding Agreement between          Filed Herewith
                     the Company, Robert H.
                     Lessin and Ajmal Khan

10.16                Fulfillment Agreement              Filed Herewith
                     between the Company and
                     Taymark

21                   Subsidiaries of the Company        Previously Filed

27.1                 Financial Data Schedule            Filed Herewith

                                   SIGNATURES
         In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             iPARTY CORP.

                                             By:  /s/Sal Perisano
                                             -----------------------
                                             Name: Sal Perisano
                                             Title: Chief Executive Officer

July 12, 1999
                                      -27-